OMV Aktiengesellschaft

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OMV Investor News

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March 25, 2009

SUPPL

RECEIVED 2009 APR 16 P 3:46

OMV Supervisory Board reconfirms all Members of the Executive Board

- **Continuity of the experienced management team for ongoing growth strategy in challenging times**
- **Previous areas of responsibility of OMV Executive Board members remain unchanged**
- **Ruttenstorfer to serve as CEO of OMV until 2011 - Gerhard Roiss to succeed**

At its meeting today, the Supervisory Board of OMV reconfirmed the management team consisting of Wolfgang Ruttenstorfer, Gerhard Roiss, Werner Auli, David C. Davies and Helmut Langanger, effective from April 1, 2009. Regarding the concrete terms of office the fact was taken into consideration that Wolfgang Ruttenstorfer as well as Helmut Langanger have decided to quit the service after having reached the age of 60.

Rainer Wieltsch, Chairman of the Supervisory Board, commented: "It was a clear decision to express our confidence again in this successful Executive Board. Facing a worldwide economic crisis it is all the more important to have an experienced team in place. In that regard is was also our concern to build on continuity when it comes to the function of the CEO after 2011." In 2011, Wolfgang Ruttenstorfer will have reached the age of 60 and has decided to end his active career within OMV; therefore the OMV Supervisory Board has destined Mr. Gerhard Roiss as CEO for the time after April 1, 2011.

The team, led by CEO Ruttenstorfer, took office in January 2002 and has actively pursued the internationalization of the Company. Today, OMV is the leading energy group in CEE. Furthermore, the board has prepared the Group in a very professional manner to face the ongoing economic crises. It is therefore the right time to extend the mandate of the Executive Board to ensure the Group's further success and stability.

Wolfgang Ruttenstorfer, who began his term of office on the Executive Board in 1992 as Chief Financial Officer, and served as Deputy CEO beginning in 2000, became CEO on January 1, 2002. The OMV Supervisory Board has reconfirmed Mr. Ruttenstorfer as CEO as of April 1, 2009 until March 31, 2011.

Gerhard Roiss, member of the Executive Board since 1997 (Plastics and Chemicals), also assumed responsibility for the Exploration and Production business segment starting 2000. Since January 2002, Roiss has been Deputy CEO, with responsibility for Refining and Marketing, including Petrochemicals. OMV's Supervisory Board has extended the term of office

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Move & More. OMV

of Mr Roiss as of April 1, 2009 until March 31, 2014. He will accept office of the CEO as of April 1, 2011.

David C. Davies joined the management team as Chief Financial Officer on April 1, 2002. His contract has been confirmed as of April 1, 2009 until March 31, 2010 meaning for the time being only for the original contract period whilst Mr. Davies and his family consider their position.

Werner Auli joined the OMV Executive Board as of January 1, 2007. From 2002 to 2004 he was managing director of EconGas, a 50% subsidiary of OMV. 2004 he returned to the OMV Group, where he was chairman and speaker of the Management Board of OMV Gas GmbH. On January 1, 2006 he became head of OMV Gas International GmbH. His term of office was also prolonged as of April 1, 2009 until March 31, 2014.

From 1989 to 2001, Helmut Langanger was head of the domestic and international activities of OMV's Exploration and Production business segment. He became a member of the Executive Board at the beginning of 2002, with responsibility for E&P. Mr. Langanger's term of office was extended as of April 1, 2009 until September 30, 2010.

Helmut Langanger as well as Wolfgang Ruttenstorfer will have reached the age of 60 when their respective contracts will expire. Mr. Ruttenstorfer as well as Mr. Langanger have contributed to the development of the Company for more than 30 years.

Background information:

CVs:
Wolfgang Ruttenstorfer
1976: Degree at the Vienna University of Economics and Business Administration and start of his professional career at OMV
1985-1990: Responsible for strategy of the OMV Group in the department "Planning and Controlling"
1990-1992: Head of the marketing department - distribution of petroleum products
1992-1996: Member of the Executive Board responsible for finance, controlling and chemicals
1996-1997: Member of the Executive Board responsible for chemicals, exploration and production as well as the gas business
1997-1999: State Secretary at the Austrian Ministry of Finances
2000: Return to the OMV Group as Deputy Chairman of the Executive Board in charge of finance and gas
Since January 1, 2002: CEO and Chairman of the Executive Board of OMV
Wolfgang Ruttenstorfer was born in Vienna in 1950. He is married and has three children.

Gerhard Roiss
His studies of economics at the Universities of Vienna, Linz and Stanford (USA) provided the basis for managing positions in the consumer goods industry.
1990: Head of OMV Group marketing
In the same year, Gerhard Roiss was appointed to the Management Board of PCD Polymere GmbH.
March 1997: Gerhard Roiss became Chairman of the Management Board of PCD Polymere GmbH.
September 1997: Member of the Executive Board of OMV Group, responsible for plastics and chemicals
Beginning of 2000: He also takes over responsibility for the business segment Exploration and Production.
Since September 2001: Chairman of the Supervisory Board of Borealis
Since January 1, 2002: Deputy Chairman of OMV Group, responsible for the business segment Refining and Marketing including petrochemicals.
Since July 1, 2004: Managing director of OMV Refining & Marketing GmbH
Gerhard Roiss was born in Linz in 1952. He is married and has three children.

Werner Auli
1987: Begin of his professional career at OMV
1987-1990: Employed in the business unit 'Company Development and Strategic Controlling'
1990-1991: Assistant to the Executive Board for the segment 'Chemicals and Materials'
1991-1993: Assistant to the Executive Board for the segment 'Finances, Controlling and Chemicals'
1993-2000: Managing director at AUSTRIA Mineralöl GmbH, responsible for finances and accounting, controlling, marketing, IT and HR
2000-2002: Managing director of OMV Cogeneration GmbH in addition to a managing director position at OMV Gas GmbH with the responsibility for supply, marketing and distribution
2002-2004: Managing director of a 50% subsidiary of OMV, EconGas, responsible for finance, supply & trading, marketing and international sales
2004: Return to OMV Group as Chairman and speaker of the Management Board of OMV Gas GmbH
Beginning of 2006: Head of OMV Gas & Power
Since January 1, 2007: Member of the Executive Board responsible for the business segment Gas and Power
Werner Auli was born in Vienna in 1960. He graduated from the Technical University of Vienna. He is married and has two children.

David C. Davies
1978: Degree in Economics at the University of Liverpool
1978-1981: Trainee at Touche Ross & Co, Liverpool, and preparation work to become chartered accountant
1982-1983: Price Waterhouse, Milan, Italy - chartered accountant for Italian companies or Italian subsidiaries of international corporations
1983-1988: BOC Group Plc, a multinational UK company specialized on chemical gases and health services
1983-1984: Internal auditing
1984-1986: Financial director for the chemical business segment
1986-1988: Financial director for the health care segment
1988-1994: Grand Metropolitan Plc, an international group specialising in the highly branded consumer businesses of food, drinks and retailing
1988-1989: Commercial head of the business segment "New Retail Ventures"
1989-1991: Financial director for the segment "Restaurants Europe" in Munich
1991-1994: Group controller - Burger King Corporation, Miami Florida
1994: Financial director at International Distillers and Vintners, Asia
1994-1997: The Walt Disney Company – division manager responsible for finances and business development for the "European Retail Division"
1997-1999: Financial director at the London International Group Plc, a UK listed company focused on medical products
2000- March 2002: CFO at Morgan Crucible Company Plc, a UK listed company specialized on technical materials (ceramics, carbon, permanent magnet) with operations in more than 45 countries
Since April 1, 2002: CFO at OMV
David C. Davies was born in Liverpool in 1955. He is married and has three children.

Helmut Langanger
1973: Finalization of his course of studies in Petroleum Engineering at the University of Mining in Leoben
1974: Begin of his professional career at OMV as reservoir engineer
1980: Degree in Economics at the Vienna University
1981 - 1985: Responsible for the technical and economic evaluation of E&P activities in the foreign operational department
1985 - 1989: Head of 'Planning & Economics', responsible for both E&P and gas projects
1989 - 2001: Head of the business segment 'International E&P', since 1992 also responsible for the Austrian E&P business
Since January 1, 2002: Member of the Executive Board, responsible for Exploration and Production
Since July 1, 2004: in addition to his Executive Board position, managing director of OMV Exploration & Production GmbH
Helmut Langanger was born in Knittelfeld in 1950, he is married and has two children.

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn and a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 7 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 19 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH, 45% of the refining network Bayernoil and 21% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press
Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – March 2009 on May 8, 2009